EXHIBIT 99.1

News Release

For Immediate Release	All amounts in U.S. dollars

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President – Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Declares Quarterly Dividend
     Toronto, March 16, 2006 — Trizec Canada Inc. (TSX: TZC.SV) announced today that its Board of Directors declared a quarterly dividend of US$0.20 per share on the issued and outstanding shares of the Corporation, to be paid on April 24, 2006 to the shareholders of record at the close of business on April 7, 2006.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV, and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On March 9, 2006, Trizec Properties declared a quarterly dividend of US$0.20 per common share to holders of record at the close of business on March 31, 2006 and payable on April 17, 2006. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
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